Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TrippBio, Inc.
10752 Deerwood Park Blvd. Suite 100
Jacksonville, FL 32256
TrippBio.com

Up to $617,999.76 in Common Stock at $0.42
Minimum Target Amount: $14,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: TrippBio, Inc.
Address: 10752 Deerwood Park Blvd. Suite 100, Jacksonville, FL 32256
State of Incorporation: FL
Date Incorporated: May 25, 2020

Terms:

Equity

Offering Minimum: $14,999.88 | 35,714 shares of Common Stock
Offering Maximum: $617,999.76 | 1,471,428 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.42
Minimum Investment Amount (per investor): $250.32

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor in TrippBio, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 25% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $1,000+ and receive 5% bonus shares.

Tier 2 Perk

Invest $5,000+ and receive 7% bonus shares.

Tier 3 Perk

Invest $10,000+ and receive 10% bonus shares.

Tier 4 Perk

Invest $20,000+ and receive 15% bonus shares.

Tier 5 Perk

Invest $50,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TrippBio, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.42 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $42. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

TrippBio, Inc. ("TrippBio" or the "Company") is a C-Corp. organized under the laws of the state of Florida on May 25, 2020. The Company was originally incorporated as Denovo Spinup Corporation on May 1, 2020.

The Company is in the pre-revenue stage. The Company's products are currently in development and are not available for sale. Please see our Future Roadmap below for a description of our anticipated regulatory timeline.

TrippBio, Inc. was created to commercialize new applications of existing drugs to fight infectious diseases. Currently, these efforts are focused squarely on battling the Coronavirus pandemic currently impacting the world. While the current mission is to identify and commercialize the repurposing of existing drugs to fight the SARS-CoV-2 virus that causes COVID-19, our vision is to find and commercialize new uses of other existing drugs in the treatment and prevention of a variety of rogue viruses affecting the world. Indeed, the development of new medications can take years, as the drug must be developed, tested, approved, and manufactured.

By investigating existing (de-risked) drugs, overall development costs and significantly reduced development timelines can be achieved, potentially adding value to the world's affected population, and rewarding shareholders. As evidenced by the COVID-19 pandemic, the world cannot afford to wait for new drugs to be developed, and TrippBio is prepared to help. Dr. Ralph Tripp, Professor and Georgia Research Alliance Chair in Animal Health Vaccine and Therapeutic Development at the University of Georgia, along with Jeff Hogan, Associate Professor of infectious diseases, and Jackelyn Murray, Lab Manager have identified an existing medication that has been in use for decades, has an outstanding safety record, and has shown impressive results in laboratory testing against the SARS-CoV-2 virus that causes COVID-19. Based upon these laboratory results, we believe this drug, probenecid, has the potential to be used against the Coronavirus both as a prophylactic (preventative) and therapeutic (treatment).

On May 21, 2020 TrippBio signed a worldwide, exclusive, intellectual property license agreement in all fields-of-use with the non-profit University of Georgia Research Foundation (UGARF) that covers certain inventions and technology related to the evaluation, testing and clinical trials of probenecid. TrippBio will pay UGARF a royalty of 5% on net sales of products sold or distributed by TrippBio. TrippBio will pursue the testing and clinical trials needed to seek FDA approval for the new therapeutic indication using probenecid in the prevention and treatment of COVID-19. The agreement is equity-based and includes a royalty percentage based on the net sales of licensed products.

The Science:

The drug repurposing by the researchers involved a systematic approach that identified the cellular elements required for viruses to replicate. Probenecid was selected because it affects the action of the Organic Anion Transporter-3 (OAT3) pathway, which is responsible for transporting viral material within human cells. This is important because viruses cannot replicate on their own - they must commandeer host cells to build copies of themselves.

"In host cells, viral molecules are made and packaged within the cell and the OAT-3 gene is a gatekeeper for this action," explains Tripp. "SARSCoV-2 uses OAT-3 to move its own materials around the cell. So, if we inhibit this gene, we stop the virus from replicating," Tripp continues. By targeting the host cell, the team seeks to circumvent possible mutations in the virus—a common pitfall in the development of antiviral therapies. "In viruses, specifically RNA viruses like SARS-CoV-2, antiviral therapies lose efficacy due to mutations— often within a year. Their host cells rarely, if ever, change. By finding a drug that acts upon the host cell, we can inhibit the replication of this virus theoretically forever," explains Tripp. Probenecid has been assessed by Dr. Tripp and his team at the University of Georgia to be effective at inhibiting SARSCoV-2 replication in-vitro at nano-molar to micro-molar drug concentrations. In these viral neutralization assay lab tests, probenecid was able to reduce the plaque formation (clear spots where cells were destroyed by the virus) by over 90%.

We have completed a Phase 2 randomized, placebo-controlled, single-blind, dose-range finding study in non-hospitalized patients with symptomatic, mild-to-moderate COVID-19 where the results showed that oral treatment resulted in a significant, dose-dependent decrease in the time to viral clearance and a significantly higher proportion of patients reporting complete symptom resolution by Day 10. This is an important result as it confirms the clinical relevance of the non-clinical data and since the MOA is the same for all viruses, it significantly increases the probability of success for our influenza and RSV clinical studies. We are currently in discussions with the FDA about starting our phase 3 confirmatory study.

We have also recently published the results of a head-to-head comparison against oseltamivir in a mouse model of influenza A and B infection which found a significantly better response for PanCytoVir than oseltamivir.

Competitors and Industry

Competitors

Some notable competitors include:

1. Pliant Therapeutics - Specializes in treatments for fibrosis, COVID-19, and muscular dystrophies.

2. NantKwest - Develops immunotherapy for cancer, infectious, and inflammatory diseases.

3. Touchlight Genetics - Innovates in DNA vaccines for oncology and infectious diseases.

4. RVAC Medicines - Utilizes mRNA and vaccine technologies for COVID-19 and other infectious diseases.

5. Alchemab - Develops antibody-based therapies for cancers, neurodegenerative conditions, and infectious diseases.

6. ExeVir Bio - Provides antibody-based therapies to combat viral infections.

7. Adagio Therapeutics - Creates antibodies targeting SARS-CoV-2 and other coronaviruses.

8. Vaxxinity - Develops vaccines for neurological disorders and infectious diseases, including a multitope peptide-based vaccine for COVID-19.

These competitors vary in their technological approaches and therapeutic targets but share a common goal of addressing infectious diseases and related health challenges

Industry

The biopharmaceutical and infectious disease therapeutics industry is experiencing significant growth and transformation, driven by several key factors:

1. Market Size and Growth: The global infectious disease therapeutics market was valued at approximately USD 67.04 billion in 2023. It is anticipated to grow at a compound annual growth rate (CAGR) of around 7% through 2029. This growth is fueled by the increasing prevalence of infectious diseases, the emergence of drug-resistant pathogens, and technological advancements in treatment modalities such as antiviral drugs, vaccines, and immunotherapies.

2. Regional Insights: North America is the largest market for infectious disease therapeutics, accounting for a significant share due to advanced healthcare infrastructure, high disease prevalence, and substantial investment in research and development. The Asia-Pacific region is expected to grow rapidly, driven by rising healthcare investments, an increasing patient population, and supportive government policies.

3. Technological Advancements: Innovations in biotechnology, including the development of monoclonal antibodies and mRNA vaccines, have revolutionized the treatment and prevention of infectious diseases. These technologies enable faster and more targeted responses to emerging pathogens, as demonstrated during the COVID-19 pandemic.

4. Market Segments: The market includes various segments based on infection type (bacterial, viral, fungal), treatment type (drugs, vaccines), and end-users (hospitals, clinics). Hospitals are the largest end-user segment, while the clinic segment is also growing due to the proliferation of individual healthcare providers.

5. Key Drivers: The continuous evolution of infectious agents, the rise in global travel and trade, and the increased awareness of the importance of vaccines and therapeutics are primary drivers of market growth. Additionally, the growing burden of chronic infectious diseases like HIV, hepatitis, and tuberculosis continues to necessitate robust therapeutic interventions.

6. Challenges and Opportunities: The market faces challenges such as high manufacturing costs and stringent regulatory requirements. However, ongoing research and development, strategic partnerships, and the introduction of innovative treatment options present significant opportunities for market expansion.

Overall, the infectious disease therapeutics industry is poised for continued growth, driven by technological advancements, increasing global health threats, and a strong focus on research and development

Current Stage and Roadmap

Current Stage:

In the last 12-months, TrippBio has accomplished:

COVID-19

Published the results of the Phase 2 study in patients with symptomatic, mild-to-moderate COVID-19 in the journal Viruses in July 2023:

Martin DE, Pandey N, Chavda P, Singh G, Sutariya R, Sancilio F, and Tripp RA. Oral Probenecid for Nonhospitalized Adults with Symptomatic, Mild-to-Moderate COVID-19. Viruses 2023:15;1508.

Dr. Tripp and I also published an opinion piece in Viruses detailing some of the challenges in developing a host-directed antiviral:

Tripp RA and Martin DE. Screening Drugs for Broad-Spectrum, Host-Directed Antiviral Activity: Lessons from the Development of Probenecid for COVID-19. Viruses 2023:15;2254.

Influenza

In August 2023, we filed our first Investigational New Drug application (IND) to the U.S. FDA for the treatment of influenza infection with a novel, oral suspension formulation.

In September 2023, the FDA cleared the IND application with no objections.

Recently published a series of papers detailing the antiviral potency of PanCytoVir versus oseltamivir in an animal model of infection:

Murray J, Martin DE, Sancilio FD, and Tripp RA. Antiviral Activity of Probenecid and Oseltamivir on Influenza Replication. Viruses 2023:15;2366.

Murray J, Martin DE, Hosking S, Orr-Burks N, Hogan RJ, and Tripp RA. Probenecid Inhibits Influenza A(H5N1) and A(H7N9) Viruses In Vitro and in Mice. Viruses 2024, 16, 152.

Formulation Development

We completed the formulation development activities and filed our first patent application on a novel, oral suspension formulation for PanCytoVir.

Collaborations

We initiated a research collaboration with the Defense Threat Reduction Agency (DTRA) to investigate the antiviral activity of PanCytoVir against a range of medically important viruses. The work is ongoing and expected to be completed in early 2024

Press Releases

During 2023, we issued a number of press releases covering many of our accomplishments:

TrippBio Announces Results of a Phase 2 Study of PanCytoVir™ in Patients with Mild-to-Moderate COVID-19

TrippBio Submits an Investigational New Drug Application to the U.S. FDA for PanCytoVir™ Treatment of Influenza

TrippBio Announces Clearance of Investigational New Drug Application for PanCytoVir™ Treatment of Influenza

TrippBio Presents at the World Vaccine Congress West Coast 2023 Meeting

TrippBio Publishes Data Comparing the in vitro and in vivo Activity of PanCytoVir™ versus Oseltamivir

Future Roadmap

Within the next six months, we anticipate we will complete the phase 1 studies with the new oral liquid formulation. We expect to begin our Phase 3 studies for COVID-19 and Phase 2 studies for influenza within the next 12 months with data being available within 18-24 months.

The Team

Officers and Directors

Name: David Martin

David Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: August, 2020 - Present
  Responsibilities: David is the Chief Executive Officer of the company charged with leading the scientific and corporate affairs as well as a member of the Board of Directors. Pursuant to an executed agreement, David receives deferred compensation of $125 per hour (totaling roughly $250,000 per year). No proceeds from this offering will be used towards David's deferred compensation payments.

Other business experience in the past three years:

- Employer: DFH Pharma
  Title: Chief Development Officer
  Dates of Service: November, 2011 - Present
  Responsibilities: David manages the pre-clinical, regulatory, and clinical functions of this company. It is developing a maturation inhibitor for the treatment of HIV infection.

Name: Richard Saye Still

Richard Saye Still's current primary role is with PERSOWN, Inc. Richard Saye Still currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer and Director
  Dates of Service: May, 2020 - Present
  Responsibilities: As CFO, Richard manages the company's finances, financial personnel and financial vendors. Richard receives a deferred salary for this role and earned $10,936 in 2023 for this role.

Other business experience in the past three years:

- Employer: PERSOWN, Inc
  Title: CFO
  Dates of Service: May, 2020 - Present
  Responsibilities: Part of my time has been spent as CFO of this company.

Other business experience in the past three years:

- Employer: SpinUp Corporation
  Title: CFO
  Dates of Service: April, 2019 - Present
  Responsibilities: Provide CFO services.

Name: Ralph Allen Tripp III

Ralph Allen Tripp III's current primary role is with University of Georgia. Ralph Allen Tripp III currently services >40 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer
  Dates of Service: June, 2024 - Present
  Responsibilities: Ralph's main focus is on developing translational disease intervention strategies for emerging respiratory viruses. Ralph currently receives salary compensation of $217,111 for this role.

Other business experience in the past three years:

- Employer: University of Georgia
  Title: Professor
  Dates of Service: April, 2024 - Present
  Responsibilities: Investigates the mechanisms of immunity and disease pathogenesis associated with respiratory virus infection to better understand the conceptual and functional differences between innate and adaptive immune responses, which provide the foundation necessary to facilitate vaccine and antiviral therapeutic protocols.

Name: Frederick Dominick Sancilio

Frederick Dominick Sancilio's current primary role is with Clearway Global, LLC. Frederick Dominick Sancilio currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: March, 2020 - Present
  Responsibilities: Frederick is a Director and is also leading the pharmaceutical dosage development effort. Frederick does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Alpha Cognition, Inc.
  Title: Formerly President and Head of Development
  Dates of Service: July, 2019 - December, 2023
  Responsibilities: Together with other founders, Alpha Cognition contracted me and my company to conduct the entire development operations of its only product called Alpha-1062 for Alzheimer's disease. The contract and term of our agreement ended when the product was submitted to the FDA for approval in January 2023. The Company increased in value from $5M to >$60M today as a result.

Other business experience in the past three years:

- Employer: Clearway Global, LLC
  Title: Co-Founder and CEO
  Dates of Service: January, 2018 - Present
  Responsibilities: I am CEO of Clearway Global, a service provider to small and start-up pharmaceutical and biotech companies. We help small companies advance products that increase the equity value of the young company. We also invest in projects that we feel have a low risk and we further reduce risk during the engagement.

Other business experience in the past three years:

- Employer: Lobe Sciences, Ltd.
  Title: Board Member and Contractor
  Dates of Service: July, 2024 - Present
  Responsibilities:

Name: William Douglas Meadow

William Douglas Meadow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman
  Dates of Service: October, 2019 - Present
  Responsibilities: I am the founding Chairman who recruited our excellent President & CEO David Martin. William currently receives salary compensation of $30,000 per year for this role.

Other business experience in the past three years:

- Employer: PERSOWN, Inc
  Title: Chairman & CEO
  Dates of Service: October, 2019 - Present
  Responsibilities: I provide executive leadership for our team members to help build systems to enable people to PERSonally OWN their health data.

Other business experience in the past three years:

- Employer: SpinUp Corporation
  Title: Chairman & CEO
  Dates of Service: April, 2018 - Present
  Responsibilities: Provide leadership to manage consultants who identify promising patents developed by University professors.

Other business experience in the past three years:

- Employer: LocatorX, Inc.
  Title: Founding Board Member
  Dates of Service: October, 2017 - Present
  Responsibilities: I am a board member and advisor to CEO, CFO & CTO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational PanCytoVir or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype to commercialize new applications of existing drugs to fight infectious diseases. Delays or cost overruns in the development of our new applications of existing drugs to fight infectious diseases and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may

have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Tripp Bio, Inc. was formed on 05/25/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tripp Bio, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that commercializing new applications of existing drugs to fight infectious disease is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we

will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design,

development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William Meadows	7,062,000	Common Stock	68.84%
William Meadows	470,800	Series A Stock	

The Company's Securities

The Company has authorized Common Stock, Series A Stock, and Bridge Round - Convertible Loan 2024. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,471,428 of Common Stock.

Common Stock

The amount of security authorized is 99,500,000 with a total of 58,625,825 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 25,937,394 shares to be issued pursuant to stock options issued.

Dividends

Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

Liquidation

Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, after the payment of provisions for payment of all debts and liabilities of the Corporation and all preferential amounts to which the holders of the Series A Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution.

Series A Stock

The amount of security authorized is 500,000 with a total of 470,800 outstanding.

Voting Rights

227 votes for each share of Series A stock (reflecting 22:1 stock split)

Material Rights

Voting Rights

Each holder of record of Series A Stock shall be entitled to 227 votes for each share of Series A Stock standing in such holders' name on the books of the corporation on any issue allowing for stockholder votes. Except as voting rights, Series A

Stock, all shares of Series A Stock shall be identical to Common Stock.

Series A Stock can vote on the following matters:

a) Change of control transaction

b) Any amendment to the Articles of Incorporation or Bylaws that changes the rights of the Series A Preferred

c) Issuance of new classes of stock that changes the rights of the Series A Preferred.

Additionally, a majority of the holders of the Series A Preferred is entitled to appoint 1 member to the Board and 1 independent shareholder to be a member of the Board.

Liquidation

Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, after the payment of provisions for payment of all debts and liabilities of the Corporation and all preferential amounts to which the holders of the Series A Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution.

Bridge Round - Convertible Loan 2024

The security will convert into Option of converting to common stock. and the terms of the Bridge Round - Convertible Loan 2024 are outlined below:

Amount outstanding: $15,000.00
Interest Rate: 12.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Option to convert is available upon execution, and available till loan is fully repaid.

Material Rights

There are no material rights associated with Bridge Round - Convertible Loan 2024.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $184,644.00
  Number of Securities Sold: 46,161
  Use of proceeds: Operations
  Date: December 09, 2021
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 54,054
  Use of proceeds: Operations
  Date: September 07, 2022
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $189,000.00
  Number of Securities Sold: 450,000
  Use of proceeds: Operations
  Date: December 19, 2022
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 1,190,476
  Use of proceeds: Operations
  Date: April 28, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $7,100.00
  Number of Securities Sold: 16,904
  Use of proceeds: Operations
  Date: March 18, 2024
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $15,000.00
  Use of proceeds: Initial payment for PK studies
  Date: August 28, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

TrippBio was originally formed on May 1, 2020. We have been operating continually since that time without revenue generation. The TrippBio Team Members are fully or primarily on a deferred compensation structure, allowing the company to operate with minimal cash burn rate. Angel Investor funds and a small Reg CF have been used for operational and R&D expenses, and as additional funds are required, additional funding rounds are initiated. TrippBio can continue this process for years, but progress will be slow without a successful larger round (such as a StartEngine Reg CF).

Foreseeable major expenses based on projections:

Expenses for $618k raise:

Reg CF organizational expenses: $35,000

StartEngine Platform fees: $33,990

Fed/Fasted Study: $40,000

Relative Bioavailability study: $30,000

UGa Special Projects research: $30,000

R&D Trial Material: $100,000

UGa Patent Maintenance: $61,800

Advertising: $61,800

Financial Audit: $15,000

Salaries: $127,500

G&A: $82,910

Expenses for additional $4.4 million (assuming the Company increases its offering maximum):

Influenza Phase 2 Study start: $1,000,000

COVID-19 IND Filing: $50,000

COVID-19 Phase 3 Study start: $2,000,000

RSV IND Filing: $50,000

Other R&D: $300,000

G&A: $1,000,000

Future operational challenges:

Since our drug (PanCytoVir) is a repurposed use for a generic drug, we must be strategic in our commercial rollout to reduce or eliminate off-label competition. We have a comprehensive strategy to combat this type of competition that includes our granted method of use patent as well as the development of a liquid oral suspension version of PanCytoVir. The PanCytoVir oral suspension is designed to not be bioequivalent to the generic 500 mg tablet, so it will not be generically interchangeable with the tablet, and it will not be therapeutically interchangeable with the generic tablet.

Future challenges related to capital resources:

Drug development and FDA approval are very expensive, and even after we have raised the full amount through the Reg CF, substantial additional funds will be required to achieve approval in all the indications we have envisioned for the drug.

COVID-19, Influenza and RSV are viruses and may evolve in ways that would alter the clinical development strategy and regulatory approval process. The Company will work with key opinion leaders and regulatory affairs experts to help mitigate these challenges, which we anticipate will incur capital costs.

Future milestones and events:

The PK study that is in process, along with every additional milestone or clinical trial. We believe success in these trials and studies has the potential to provide a significant positive impact on our company metrics.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 9, 2024, the Company has capital resources available in the form of cash on hand at Chase Bank of $927.65. Over the last 19 months, as funds have been needed by the Company, we have relied on 13 Angel Investors and 5 Executives to provide additional investment in TrippBio. As an example, $15,000 was needed on short notice to initiate Pharmacokinetics (PK) studies in India. From September 8 - September 26, 2024, approximately $15,000 was raised by this funding group.

These Angels are part of a larger group of approximately 60 investors that have funded companies associated with members of our Executive Team. We anticipate additional funding from these groups to assist in the start-up expenses of the Reg CF and other expenses until funds become available from the Reg CF raise.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support operational progress. Without these funds, the company can continue to attract Angel Investors at smaller amounts, and the company can continue to operate, but advancement will be slow, and only peripheral projects will be undertaken.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the long-term viability of the Company. Of the total funds that our Company is projecting, over 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company only raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 3-6 months, but this will be a sign that additional funding will be very difficult to raise, and prospects for success will be seriously diminished. This is based on a current monthly burn rate of $2,000 - $3,000 for expenses related to salaries and G&A expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $600,000, we anticipate the Company will be able to operate without additional capital infusion for approximately 6 months. This is based on a projected monthly burn rate of $100,000 for expenses related to R&D activities and G&A..

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including staged Series B rounds to fund regulatory approval of PanCytoVir in multiple indications.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $15,000.00
  Interest Rate: 12.0%
  Convertible debt in which the outstanding principal plus interest can be converted to common stock at a 25% discount to the current market rate.

- Creditor: University of Georgia Research Foundation (UGARF)
  Amount Owed: $118,152.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2029

- Creditor: Quality Chemical Laboratories, Inc. ("QCL")
  Amount Owed: $0.01
  Interest Rate: 0.0%
  Maturity Date: November 22, 2024
  QCL invested in TrippBio by investing cash of $500,000 and R&D services valued at $500,000. QCL received stock in

TrippBio in exchange for the cash and services. There are no additional funds owed to QCL as a result of this transaction.

- Creditor: Clearway Global, LLC
  Amount Owed: $502,472.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2029
  TrippBio pays Clearway a deferred consulting fee equal to $10,000 per month, and a retainer fee of $5,000 per month that is accrued on TrippBio's books. These fees are accrued until the funds are available to pay Clearway back. The payment of these fees can be done incrementally or as a single payment, depending on the timing and amounts of available funds.

- Creditor: SpinUp Corporation
  Amount Owed: $281,868.00
  Interest Rate: 0.0%
  Effective May 15, 2020, the Company entered into a shared services agreement with SpinUp. Under the shared services agreement, SpinUp and TrippBio have the right to borrow and advance funds to each other from time to time as needed and SpinUp may charge or allocate to the Company costs it incurs on behalf of the Company. As of December 31, 2023 and 2022, the Company had a net liability to SpinUp of $281,868 and $353,457, respectively, which are included in due to related parties in the accompanying balance sheets.

- Creditor: PERSOWN, Inc.
  Amount Owed: $176,251.00
  Interest Rate: 0.0%
  Persown, from time-to-time, will advance funds or pay certain operating expenses of the Company. These advances are entered into the books of both companies. As of December 31, 2023 and 2022, TrippBio had a net liability to Persown of $176,251 and $113,215, respectively.

Related Party Transactions

- Name of Entity: SpinUp Corporation
  Names of 20% owners: William Meadow
  Relationship to Company: SpinUp Corporation is the second largest stockholder of TrippBio after the University of Georgia Research Foundation. SpinUp is 100% owned by William Meadow. SpinUp owns 11.9% of TrippBio's fully diluted shares and it owns 100% of the Series A Preferred shares.
  Nature / amount of interest in the transaction: Effective May 15, 2020, the Company entered into a shared services agreement with SpinUp. Under the shared services agreement, SpinUp and TrippBio have the right to borrow and advance funds to each other from time to time as needed and SpinUp may charge or allocate to the Company costs it incurs on behalf of the Company.
  Material Terms: As of December 31, 2023 and 2022, the Company had a net liability to SpinUp of $281,868 and $353,457, respectively, which are included in due to related parties in the accompanying balance sheets.

- Name of Entity: PERSOWN, Inc.
  Names of 20% owners: William Meadow
  Relationship to Company: PERSOWN, like TrippBio was a company created by SpinUp Corp and PERSOWN has many of the same shareholders as TrippBio.
  Nature / amount of interest in the transaction: Persown, from time-to-time, will advance funds or pay certain operating expenses of the Company. These advances are entered into the books of both companies.
  Material Terms: As of December 31, 2023 and 2022, TrippBio had a net liability to Persown of $176,251 and $113,215, respectively.

- Name of Entity: Quality Chemical Laboratories, Inc. ("QCL")
  Names of 20% owners: We do not have this information.
  Relationship to Company: QCL is a vendor and a shareholder of TrippBio.
  Nature / amount of interest in the transaction: QCL purchased 4.0% of TrippBio's fully diluted shares.
  Material Terms: QCL invested in TrippBio by investing cash of $500,000 and R&D services valued at $500,000.

- Name of Entity: University of Georgia Research Foundation
  Names of 20% owners: We do not have this information.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During 2020, the Company signed a licensing agreement with University of Georgia Research Foundation ("UGARF) to exclusively make, use, import, and offer for sale, licensed products of UGARF (the "License Agreement"). UGARF owns the patents on using probenecid for the treatment of

COVID-19.

Material Terms: In consideration for the license, the Company agreed to issue common shares of the Company to UGARF that now constitutes approximately 24% of the total fully diluted common shares. In addition, the Company agreed to pay UGARF a royalty of 5% on net sales of licensed products sold by the Company or under sublicense agreements. As part of the licensing agreement, the Company agreed to reimburse UGARF for patent expenses incurred by UGARF. At December 31, 2023 and 2022, accrued unreimbursed patent expenses due to UGARF of $118,152 and $53,740 respectively, were included in due to related parties on the balance sheets.

- Name of Entity: Clearway Global, LLC
  Names of 20% owners: Fred Sancilio
  Relationship to Company: Fred Sancilio is a Director of TrippBio, and his company, Clearway Global provides advisory services to TrippBio.
  Nature / amount of interest in the transaction: Clearway Global provides a network of professional biopharma experts who can help companies evaluate a new product concept, determine a global regulatory pathway, and connect them with the right team to get it funded and done. Their team has guided dozens of small to mid-sized pharmaceutical ventures through the development maze and successfully completed entire drug development programs in record time.
  Material Terms: TrippBio pays Clearway a deferred consulting fee equal to $10,000 per month, and a retainer fee of $5,000 per month that is accrued on TrippBio's books. As of December 31, 2023 and 2022, the Company had accrued fees due to Clearway of $502,472 and $318,000, respectively, which were included in due to related parties in TrippBio's balance sheet.

- Name of Person: Richard Still, David Martin, Ralph Tripp, William Meadow
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Richard Still, David Martin and William Meadow are Directors of the Company. Ralph Tripp is the Chief Science Officer. All of these individuals provided operating funds to the company by investing in the Convertible Note.
  Material Terms: This convertible note provided a 12% interest rate, and the holder has the option of converting to common stock at a price of $0.315 per share, which is a 25% discount to the current market value of $0.42/share.

Valuation

Pre-Money Valuation: $24,820,582.50

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has zero preferred stock authorized or outstanding;* (ii) all outstanding options with a right to acquire shares are exercised; and (iii) there are zero shares reserved for issuance under a stock plan.

*Pursuant to the Company's Amended & Restated Articles of Incorporation, "Except as to voting rights... all shares of Series A Stock shall be identical to Common Stock."

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $15,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.88 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,999.76, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  32.4%
  32.4% of $618,000 is $200,000. The initial R&D work will include the following: Approximately $30,000 on a Bioequivalence Study comparing the standard probenecid tablet vs our new liquid suspension. Approximately $40,000 on a Food Effects Study on the liquid suspension. Approximately $30,000 on Sponsored Research at Dr. Tripp's lab at the University of Georgia, and approximately $100,000 on materials for upcoming Clinical Trials.

- Marketing
  10.0%
  10% of $618,000 is $61,800. These funds will be used to develop our initial advertising products, then as rolling closes are achieved, we will deploy additional funds to enhance and expand the portfolio of advertising materials to bring in additional investors for TrippBio on the StartEngine platform. We will follow the advice of StartEngine marketing advisors regarding the types of advertising, including videos, social media spots and other targeted methods.

- Company Employment
  34.0%
  34.0% of $618,000 equals $210,410. Included in these funds are the following: CEO partial salary for 6 months = $62,500. Chairman partial salary for 6 months = $7,500. CFO partial salary for 6 months = $12,500. Board Advisor partial salary for 6 months = $45,000. Approximately $15,000 will go to our CPA's for audited financials. We included $4,224 for office expenses in this category, and we have also budgeted $63,686 in this category for miscellaneous expenses.

- Intellectual Property development
  10.0%
  10% of $618,000 is $61,800. These funds go to our Intellectual Property Attorney for maintaining and expanding TrippBio's IP portfolio.

- Reg CF Launch Expenses
  8.1%
  8.1% of $618,000 is $50,000. $15,000 of these funds are used for the StartEngine Service Fee. The additional $35,000 will be used for legal, professional and consulting assistance to launch and drive the Regulation Crowdfunding toward success.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at TrippBio.com (https://trippbio.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/trippbio

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR TrippBio, Inc.

[See attached]

TrippBio, Inc.

Financial Statements
Years ended December 31, 2023 and 2022



TrippBio, Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
TrippBio, Inc.

We have reviewed the accompanying financial statements of TrippBio, Inc. which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of TrippBio, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Pivot CPAs

Ponte Vedra Beach, Florida
June 24, 2024

238 Ponte Vedra Park Drive, Ponte Vedra Beach, FL 32082 | T:904-280-2053 | F:904-280-2055 | PivotCPAs.com

TrippBio, Inc.
Balance Sheets
(Unaudited)

| | December 31, | | |
	2023		2022
Assets			
Current assets:			
Cash	$	337	$	11,613
Total assets	$	337	$	11,613
Liabilities and Stockholders' Deficit			
Current liabilities:			
Accounts payable and accrued expenses	$	376,100	$	293,708
Due to related parties		2,518,962		1,898,824
Total current liabilities		2,895,062		2,192,532
Commitments and contingencies (Notes 4, 8)			
Stockholders' equity:			
Common stock, $0.001 par value		2,460		880
Series A preferred stock		-		-
Paid-in capital		1,544,509		882,290
Accumulated deficit		(4,441,694)		(3,064,089)
Total stockholders' deficit		(2,894,725)		(2,180,919)
Total liabilities and stockholders' deficit	$	337	$	11,613

The accompanying notes are an integral part of these financial statements.

TrippBio, Inc.
Statements of Operations
(Unaudited)

		Year ended December 31,		
		2023		2022
Operating expenses:				
Professional fees	$	887,757	$	1,208,677
Product research and development		378,053		341,738
General and administrative expenses		111,795		37,293
Total operating expenses		1,377,605		1,587,708
Operating loss before income taxes		(1,377,605)		(1,587,708)
Provision for income taxes		-		-
Net loss	$	(1,377,605)	$	(1,587,708)

The accompanying notes are an integral part of these financial statements.

TrippBio, Inc.
Statement of Stockholders' Deficit
(Unaudited)

	Common Shares	Common Stock	Preferred Shares	Preferred Stock	Paid-in Capital	Retained Deficit	Total
January 1, 2022	1,338,721	$ 376	21,400	$ -	$ 193,794	$ (1,476,381)	$ (1,282,211)
QCL stock issued	594,594	27	-	-	249,973	-	250,000
QCL equity compensation	594,594	27			249,973	-	250,000
Stock split adjustment	28,113,141	-	449,400	-	-	-	-
Issued stock (blocks)	450,000	450	-	-	188,550	-	189,000
Net loss	-	-	-	-	-	(1,587,708)	(1,587,708)
December 31, 2022	31,091,050	880	470,800	-	882,290	$ (3,064,089)	$ (2,180,919)
Issued stock (blocks)	390,000	390	-	-	163,409	-	163,799
QCL stock issued	595,238	595	-	-	249,405	-	250,000
QCL equity compensation	595,238	595	-	-	249,405	-	250,000
Net loss	-	-	-	-	-	(1,377,605)	(1,377,605)
December 31, 2023	32,671,526	$ 2,460	470,800	$ -	$ 1,544,509	$ (4,441,694)	$ (2,894,725)

The accompanying notes are an integral part of these financial statements.

TrippBio, Inc.
Statements of Cash Flows
(Unaudited)

		Year ended December 31,	
		2023	2022
Cash flows from operating activities:			
Net loss	$	(1,377,605) $	(1,587,708)
Equity compensation		250,000	250,000
Adjustments to reconcile net loss to net cash used in operating activities			
Change in assets and liabilities			
Increase (decrease) in accounts payable and accrued expenses		82,392	(396,207)
Net cash used in operating activities		(1,045,213)	(1,733,915)
Cash flows from financing activities:			
Issuance of common stock, net		413,799	439,000
Net borrowings from related parties		620,138	1,296,134
Net cash provided by financing activities		1,033,937	1,735,134
Net change in cash		(11,276)	1,219
Cash at beginning of period		11,613	10,394
Cash at end of period	$	337 $	11,613

The accompanying notes are an integral part of these financial statements.

1. **Description of Business Summary of Significant Accounting Policies**

Description of Business

TrippBio, Inc. (the "Company" or "TrippBio") was incorporated in the State of Florida on May 1, 2020. The Company was created to commercialize new applications of existing drugs to fight infectious diseases. The Company is currently focused on developing innovative applications to prevent and treat serious RNA viruses including SARS-CoV-2, Influenza, RSV, and Long COVID.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all bank deposits and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Income Taxes

The Company accounts for income taxes under FASB ASC 740 "Income Taxes." Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. The Company has determined that there are no uncertain tax positions requiring recognition in the Company's financial statements.

The Company is subject to income tax in the U.S. federal jurisdiction and in various states.

2. **Summary of Significant Accounting Policies (Continued)**

Equity-Based Compensation

The Company accounts for equity-based employee compensation in accordance with ASC 718 *Compensation-Stock Compensation* as amended by ASU 2016-09 *Compensation-Stock Compensation (Topic 718)* ("ASU 2016-09") which requires measurement of the grant-date value at fair value of the awards, and recognition of the cost on a straight-line basis over the employees' requisite service period. ASU 2016-09 allows the Company to elect to switch from measuring options at fair value to intrinsic value and to account for forfeitures as they occur. Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Recently Issued Accounting Pronouncements

The adoption of recently issued accounting pronouncements did not have a significant impact on results of operations, financial position or cash flows.

3. **Going Concern**

TrippBio's financial statements for the year ended December 31, 2023 and 2022, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Management plans to continue as a going concern and believes that current available resources will not be sufficient to fund the Company's operations over the next 12 months. The Company's ability to continue to meet its obligations and to achieve its business objectives is dependent upon, among other things, raising additional capital or generating sufficient revenue in excess of costs. At such time as the Company requires additional funding, the Company will seek to secure such additional funding from various possible sources, including the public equity market, private financings, collaborative arrangements and debt. If the Company raises additional capital through the issuance of equity securities or securities convertible into equity, stockholders will experience dilution, and such securities may have rights, preferences or privileges senior to those of the holders of common stock. If the Company raises additional funds by issuing debt, the Company may be subject to limitations on its operations, through debt covenants or other restrictions. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be unable to execute its business plan, the Company could be required to delay or reduce the scope of its operations, and the Company may not be able to pay off its obligations, if and when they come due. The Company will continue to work with various funding sources to secure additional debt and equity financing. However, the Company cannot offer any assurance that it will be successful in executing the aforementioned plans to continue as a going concern.

The Company's financial statements do not include any adjustments that might result from the inability to implement or execute its plans to improve our ability to continue as a going concern.

4.   **Related Party Transactions**

SpinUp Corporation

SpinUp Corporation ("SpinUp") is a stockholder of TrippBio and has financial and managerial control of the Company. The mission of SpinUp is to create new technology companies based on innovative and patented research from university scientists. SpinUp licenses the technology patents, provides all operational, accounting and database systems, recruits the executive officers and board members and provides all the marketing expertise and assets to effectively drive equity or debt financing. Effective May 15, 2020, the Company entered into a shared services agreement with SpinUp. Under the shared services agreement, SpinUp and TrippBio have the right to borrow and advance funds to each other from time to time as needed and SpinUp may charge or allocate to the Company costs it incurs on behalf of the Company. As of December 31, 2023 and 2022, the Company had a net liability to SpinUp of $281,868 and $353,457, respectively, which are included in due to related parties in the accompanying balance sheets.

Persown, Inc.

Persown, Inc. ("Persown"), a related party with common ownership with TrippBio, is a biotechnology research company with a mission to make low-cost point-of-care diagnostic testing and secure patient data available globally. Persown, from time-to-time, will advance funds or pay certain operating expenses of the Company. As of December 31, 2023 and 2022, the Company had a net liability to Persown of $176,251 and $113,215, respectively, which are included in due to related parties in the accompanying balance sheets.

Other Related Parties

Other related parties include individual and corporate investors who provide various services to the Company, pay operating expenses, or advance operating funds to the Company from time to time (see also Note 8).

Deferred Compensation

The Company has entered into deferred compensation agreements with certain experienced executives to provide professional services to the Company. These agreements may be terminated by either party at any time. The cumulative deferred compensation payable was approximately 1,313,000 and $1,009,000 as of December 31, 2023 and 2022, respectively, and is included in due to related parties in the accompanying balance sheets.

Cumulative Balance Due to Related Parties

Cumulative amounts due to all related parties as of December 31, 2023 and 2022 of $2,518,962 and $1,898,824, respectively, have no formal repayment agreements and are considered due on demand and do not include an interest component, except as noted in Note 8.

5.   Equity

Stock Split

Effective October 26, 2022, the Company performed a 22 for 1 stock split for all holders of TrippBio stock or options.

Amended and Restated Articles of Incorporation

Effective November 22, 2022, the Company amended and restated its articles of incorporation to reflect a 22 to 1 stock split and to change the voting rights of the holders of Series A preferred stock to 277 votes per Series A share from 5,000 votes per Series A share.

The Company has authorized an aggregate of 99,900,000 shares of common stock at par value of $.001 and 100,000 shares of Series A preferred stock at par value $.001.

2022 Stock Offering

Effective November 11, 2022, the Company offered common stock for sale in blocks of 10,000 shares at a price of $4,200 per block with a maximum of 238 blocks available for sale. The Offering resulted in the sale of 45 blocks of common stock during 2022 and 2023, for an aggregate purchase price of $352,800.

Series A Preferred Stock

As of December 31, 2023 and 2022, there were 21,400 shares of Series A preferred stock issued and outstanding. These shares were issued at no cost during 2020.

Holders of Series A preferred stock are entitled to vote on each matter submitted to the Company's stockholders with respect to change of control transactions, amendments to the Company's Articles or Bylaws that change the rights of Series A preferred stock, or issuance of new classes of stock. The majority holder of Series A preferred stock is entitled to appoint one member to the Board of Directors of the Company and appoint one independent stockholder to be a member of the Board of Directors of the Company. Other than certain voting and director rights, holders of Series A preferred stock shall have the same dividend, liquidation and other rights as that of the holders of the common stock.

6.   Incentive Compensation Plan

During 2020, the Board of Directors approved the TrippBio, Inc. Incentive Compensation Plan (the "Plan") to assist in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company. The Company may grant certain stock-based awards including stock options, stock appreciation rights, restricted stock or other stock-based award for performance award to any eligible person as defined by the Plan. The terms of incentive awards are determined by the Board of Directors.

All non-vested options and restricted stock awards become fully vested and restrictions lapse upon any change of control of the Company. The Plan reserves 15,000,000 common shares of the Company for delivery under the Plan.

6. **Incentive Compensation Plan (Continued)**

Restricted Stock Awards

At December 31, 2023 and 2022 there were 28,436,320 shares of restricted common stock issued under the Plan, generally to founders and founding team members. The restricted stock awards vested immediately and were issued at no cost to certain members of management and advisors of the Company. Restrictions include forfeiture of non-vested shares, restriction on sales or transfers of shares, and repurchase rights by the Company upon termination of service.

Stock Options

Incentive stock option awards to employees generally have a ten-year expiration term, vest in equal installments over a four-year period and are exercisable under terms and conditions as determined by the Board at the time of the grant or within the other limits defined by the Plan. Options that lapse, expire, terminate, or are cancelled may be used for future awards.

Cashless Exercise

Effective October 26, 2022, the Company adopted a Cashless Exercise method for all holders of TrippBio stock options. Under a Cashless Exercise, the option holder surrenders a number of options at the current market value of the Company's common stock to equal the exercise price of an option exercise and receives the remaining options in common shares.

The following tables summarize outstanding options issued under the Incentive Compensation Plan at December 31, 2023 and 2022.

	2023		2022	
	Number of Options	Weighted Average Exercise Price	Options	Average Exercise Price
Options at beginning of year	16,766,200	$ 0.351	4,236,958	$ 0.146
Granted	9,171,194	0.42	12,529,242	0.42
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	25,937,394	$ 0.375	16,766,200	$ 0.351
Grants exercisable at year end	13,137,011	$ 0.368	7,851,723	$ 0.347

A summary of the Company's outstanding options at December 31, 2023 is as follows:

Options Outstanding	Exercise Price	Weighted Average Remaining Contractual Life	Options Exercisable
850,674	$ 0.003	6.6	850,674
3,386,284	$ 0.182	7.3	1,394,459
21,700,436	$ 0.420	9.2	10,891,878

The Company recorded no compensation expense related to stock options granted during the years ended December 31, 2023 or 2022.

7.   Income Taxes

The Company had deferred tax assets at December 31, 2023 and 2022 consisting of deferred startup costs, net operating losses ("NOLs"), and capitalized research and experimental ("R&E") expenditures. For tax years beginning after 2021, taxpayers are required to capitalize and amortize all R&E expenditures that are paid or incurred in connection with their trade or business which represent costs in the experimental or laboratory sense. Specifically, costs for U.S.-based R&E activities must be amortized over five years and costs for foreign R&E activities must be amortized over 15 years; both using a midyear convention. The Company's NOLs have no expiration. The Company has recorded a valuation allowance to fully reserve its total deferred tax assets as of December 31, 2023 and 2022.

8.   Commitments and Contingencies

Quality Chemical Laboratories, Inc. – (Related Party)

Effective August 25, 2021, the Company entered into an agreement (the "2021 Agreement") with Quality Chemical Laboratories, Inc. ("QCL") whereby QCL agreed to provide up to $800,000 of fee-for-service work to synthesize and purify five pro-drug candidates of probenecid that meet a pre-determined target profile (the "R&D Services"). The R&D Service was expected to be completed in five to six months from the effective date of the agreement and the Company could terminate the agreement at any time without cause. TrippBio shall own all intellectual property resulting from the from the R&D Services and QCL may not perform synthesis or other services for any pro-drugs of probenecid for a period of five years. In the absence of QCL delivering a suitable drug candidate, the Company may choose to pay for the services in either equity or cash.

Effective April 20, 2022, the Company entered into a term sheet with QCL for an investment in the Company and full payment of the R&D Services provided under the 2021 Agreement. In accordance with the term sheet, the Company issued 27,027 shares of its common stock, valued at $9.25 per share, in full payment of all R&D Services provided by QCL. In addition, QCL would make a cash investment in the Company of $250,000 in exchange for an additional 27,027 shares of TrippBio common stock.

Effective February 23, 2023, the Company entered into a new term sheet with QCL (the "2023 Term Sheet") for an investment by QCL in TrippBio and for the partial support of the clinical development of probenecid in a suitable liquid dosage for the treatment of COVID-19, Long COVID 19, Influenza, or RSV. The 2023 Term Sheet provides for an investment by QCL of $250,000 in cash and $250,000 in service credits in exchange for common stock of TrippBio. The common stock of TrippBio is offered at the price of $0.42 per share, which would result in 595,238 shares issued to QCL. The 2023 Term Sheet also provides QCL with certain anti-dilution provisions and a right of first refusal for QCL to be a commercial manufacturer of the liquid dosage developed, unless QCL is not able to supply US FDA approved manufacturing capability when requested.

8.   **Commitments and Contingencies (Continued)**

University of Georgia Research Foundation – (Related Party)

During 2020, the Company signed a licensing agreement with University of Georgia Research Foundation ("UGARF) to exclusively make, use, import, and offer for sale, licensed products of UGARF (the "License Agreement"). In consideration for the license, the Company agreed to issue common shares of the Company to UGARF that constitutes twenty percent (20%) of the total fully diluted common shares as of the effective date of the agreement. In addition, the Company agreed to pay UGARF a royalty of 5% on net sales of licensed products sold by the Company or under sublicense agreements. As part of the licensing agreement, the Company agreed to reimburse UGARF for patent expenses incurred by UGARF. At December 31, 2023 and 2022, accrued unreimbursed patent expenses due to UGARF of $118,152 and $53,740 respectively, were included in due to related parties in the accompanying balance sheets.

Effective June 6, 2022, the Company entered into the Amended Exclusive License Agreement with UGARF which defined two classes of patents that cover the intellectual property of UGARF and related royalties. Group B; US Provisional Application 63/203,026, will be charged a 3% royalty on net sales, payable to UGARF, and Group A; all other patents or applications that relate to TrippBio, will be charged a 5% royalty on net sales, payable to UGARF.

Clearway Consulting Agreement - (Related Party)

Effective March 4, 2022, the Company entered into a Consulting Agreement with Clearway Global, LLC ("Clearway"), a Company owned by a stockholder, to introduce potential accredited investors to the Company and to provide other key consultant and advisory roles. The consulting agreement may be terminated by either party with a 14 day notice. The Company shall pay Clearway a consulting fee equal to $10,000 per month, and a retainer fee of $5,000 per month until such time as a financing of at least $1 million is completed or the agreement is terminated. Upon a financing of $1 million, the Company will pay a bonus fee of $100,000 to Clearway. The Company may pay consultant fees in either cash or stock options of equal value. As of December 31, 2023 and 2022, the Company had accrued fees due to Clearway of $502,472 and $318,000, respectively, were included in due to related parties in the accompanying balance sheets

Zenovel Trial

Effective May 6, 2022, the Company entered into an agreement with Zenovel Pharma Service LLP ("Zenovel"), an Indian company, having its principal place of business in Ahmedabad, Gujarat, India, to provide research services for a study of Probenecid dose ranging and a placebo-controlled study to evaluate the efficacy and safety of Probenecid in patients with Covid-19 disease (the "Trial"). The Trial cost was approximately $287,000. During June, 2022, the Company entered into an agreement with Zenovel to prepare a placebo tablet to be available for the use of the Trial. The cost for the preparation of the placebo tablet was $9,000. The Zenovel services were completed during 2022.

9. **Subsequent Events**

Events occurring after December 31, 2023, the date of the most recent financial statements, have been evaluated for possible adjustments to the financial statements or disclosures through June 24, 2024, which is the date the financial statements were available to be issued and has determined that, other than the information disclosed below, there were no material events requiring recognition or disclosure in the financial statements

DTRA

During 2023, the Defense Threat Reduction Agency ("DTRA") began testing of PanCytoVir against several viruses of interest to the Defense Department. These viruses include Western Equine Encephalitis, Eastern Equine Encephalitis and Venezuelan Equine Encephalitis. PanCytoVir showed good results in testing by researchers at the University of Georgia, and so far, DTRA has seen good results on the Western Equine Encephalitis, the first of the viruses it has tested. The DTRA is continuing the study of the other variants.

Regulation CF - Crowdfunding

During the first quarter of 2024, the Company approved a Crowdfunding campaign, expected to occur during the third quarter of 2024. The Company expects to file Form C with the United States Securities and Exchange Commission ("SEC") pursuant to an exemption provided by Regulation D under the Securities Act of 1933 to sell securities in reliance on the exemption under Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503). The Crowdfunding campaign can raise up to $618,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





Add to Watchlist

Log In

0 MINUTES LEFT ⓘ

GET A PIECE OF TRIPPBIO

Challenging the Treatment of Respiratory Viruses

TrippBio is a pioneering biotech company dedicated to discovering, developing, and commercializing innovative antiviral treatments. Our anticipated flagship drug, PanCytoVir™, targets viral pathogens with high efficacy and low risk. The Company is in the pre-revenue stage. The Company's products are currently in development and are not available for sale.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

TrippBio
Challenging the Treatment of Respiratory Viruses
Oral Suspension
100 mg per mL
The Company's product is currently under development and has successfully completed Phase 2 clinical trials. It has not yet entered Phase 3 trials and is not available for sale or distribution. The product's safety and efficacy have not been fully evaluated by the U.S. Food and Drug Administration (FDA)

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$0.42 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$184,644

RAISED ⓘ
$0

INVESTORS

MIN INVEST ⓘ
$250.32

VALUATION
$24.82M

REASONS TO INVEST

PanCytoVir™ is a broad-spectrum antiviral that has demonstrated positive Phase 2 results in COVID-19 patients.* Based on our studies, it has shown superior efficacy compared to Tamiflu in animal models of influenza infection, exhibiting potent activity against RSV.

 TrippBio operates in a large market with a need for affordable antiviral treatments. We've raised over $1.38M, achieved positive clinical results, and are in FDA discussions for entering Phase 3 trials.*

 Our mission is to deliver life-saving, accessible treatments. Funds raised will help advance clinical trials as we aim to address large, unmet medical needs in global healthcare.

The product described herein is currently in development and undergoing clinical trials. Results from clinical trials are not indicative of future performance and do not guarantee regulatory approval or market success. The product has not been approved by the U.S. Food and Drug Administration (FDA) and is not available for sale. Any forward-looking statements regarding potential outcomes should not be construed as assurances of regulatory approval or commercial availability.

TEAM



Dr. David E. Martin • Chief Executive Officer and Director

Dr. Martin has 33 years of experience and has managed >30 development programs with 149 peer-reviewed, scientific publications and 17 granted/provisional patents. He received his PharmD from the University of Southern California.

Read Less





Richard Still • Chief Financial Officer and Director

Richard has a strong background in finance, operations and corporate startups. He previously served as CFO of a $100M company. Earlier positions included Financial Analyst for an investment banking firm, COO of an environmental company, and Plant Manager for a manufacturing company.

Read Less





Dr. Ralph A. Tripp • Chief Scientific Officer

Dr. Ralph Tripp is a Professor and the Georgia Research Alliance Chair in Vaccine and Therapeutic Development in the Department of Infectious Diseases at the University of Georgia. He is a viral immunologist studying major respiratory viruses such as SARS-CoV, influenza, and RSV. His research interest developing disease intervention



approaches by investigating the mechanisms of immunity and disease pathogenesis associated with infection.

Read Less





Dr. Frederick Sancilio • Director

Dr. Frederick Sancilio is a scientist with over 40 years of experience developing pharmaceutical products for both the American and European markets. He has worked as a contractor to pharmaceutical companies for over 30 years and has participated in the development of over 1,000 products worldwide.

Read Less





William Meadow • Chairman

William Meadow is a serial technology entrepreneur who specializes in commercializing and funding new companies. He founded SpinUp Campus to help professors and research scientists turn their ideas into profitable businesses, while also giving everyday Americans the early opportunity to invest in potential life-changing innovations.

Read Less



    Show Less

THE PITCH

Treatment for Emerging Respiratory Viruses

TrippBio, a clinical stage biotech company, is dedicated to discovering, developing, and potentially commercializing new antiviral treatments. Our anticipated innovative drug, PanCytoVir™, is based on the groundbreaking research of Dr. Ralph Tripp, a Georgia Research Alliance Chair and Professor at the University of Georgia.



Discover
ANTIVIRAL TREATMENTS



Develop
ANTIVIRAL TREATMENTS



POTENTIALLY
Commercialize
ANTIVIRAL TREATMENTS



Images above are demo versions of the Company's anticipated product, PanCytoVir™. The Company's product is currently under development and has successfully completed Phase 2 clinical trials. It has not yet entered Phase 3 trials and is not available for sale or distribution. The product's safety and efficacy have not been fully evaluated by the U.S. Food and Drug Administration (FDA).

TrippBio aims to repurpose existing drugs to treat viral pathogens like influenza, RSV, and COVID-19 with high efficacy and low risk. The company is developing a low-cost, oral antiviral therapeutic with a unique host-directed mechanism, which we have seen to be effective against multiple respiratory viruses and their variants..

the problem & our solution

Developing Products with Lower Risk & Higher Efficacy



PanCytoVir™

LESSEN DISEASE SEVERITY

REDUCE HYPER-INFLAMMATION

BLOCK VIRUS REPLICATION

HOST-DIRECTED ANTIVIRAL WITH BROAD SPECTRUM ANTIVIRAL ACTIVITY

SAFE FOR USE

**The above image includes anticipated capabilities and functionalities for the Company's product. The Company's product is currently under development and has successfully completed Phase 2 clinical trials. It has not yet entered Phase 3 trials and is not available for sale or distribution. The product's safety and efficacy have not been fully evaluated by the U.S. Food and Drug Administration (FDA).*

We strongly believe that the world urgently needs affordable and safe antiviral treatments for pervasive respiratory viruses like COVID-19, Long COVID, Influenza, and RSV. These diseases cause significant morbidity and mortality, impacting millions globally. TrippBio's mission is to enhance healthcare by developing life-saving treatments that are accessible to all, addressing large markets with unmet medical needs.

TrippBio's anticipated solution, PanCytoVir™, is an oral host-directed antiviral therapeutic based on the well-established drug Probenecid. Based on our studies, PanCytoVir™ has been shown to lessen disease severity, reduce the development of antiviral resistance, block virus replication, and reduce hyper-inflammation.

PanCytoVir™ Anticipated Indications:

COVID-19 (SARS-CoV-2): Addressing the global health challenge since impacting the world since 2020. While no longer defined as a pandemic, it is now considered to be endemic, which means it is present at low levels throughout the population. In 2023, the CDC estimated that more than 76,000 people died of COVID-19 in the United States.[1]

Influenza: Targets type A viruses (such as H1N1, H3N2, H5N1 - also known as the avian flu, and H7N9) associated with the potential to cause pandemic outbreaks of infection and type B viruses (B/Yamagata, B/Victoria).

RSV: Annually causes 24.8 million acute respiratory infections and 76,600 deaths[2]. Significant impact on children, with 60%-70% infected by age one and 2%-3% requiring hospitalization[3].

NDA Approval

NDA Submission

Phase 3

Phase 2

Phase 1

Pre-Clinical Dev

Lead ID

Drug

Disease





ovid-19 PanCytoVir

fluenza PanCytoVir

RSV PanCytoVir



The above graph depicts the regulatory stage of development for each of the three main applications of the Company's anticipated product, PanCytoVir™. Results from clinical trials are not indicative of future performance and do not guarantee regulatory approval or market success. The product has not been approved by the U.S. Food and Drug Administration (FDA) and is not available for sale.

the market & our traction

Cutting Edge Science; Pre-Clinical Results.



$1,380,744
TOTAL RAISED

MANAGEMENT BRIDGE FUNDING
Q1 2024   **$7,100**

STRATEGIC PARTNER FUNDING 2
Q2 2023   **$500,000**

ANGEL INVESTORS
Q4 2022   **$189,000**

STRATEGIC PARTNER FUNDING 1
Q2 2022   **$500,000**

REG CF ROUND
Q4 2020   **$184,644**

Investors in this round will not participate under the same terms as previous investors referenced in the above graphic and on this campaign page. The terms of this offering, including valuation, rights, and other investment conditions, may differ from those of prior financing rounds. Prospective investors should carefully review the current offering terms and consult with their financial and legal advisors before investing.

TrippBio targets the vast market for antiviral treatments, seeking to address major diseases like COVID-19, Influenza, and RSV. Currently in advanced clinical testing, we believe PanCytoVir™ has shown promising results and significant potential.

TrippBio has raised over $1.38 million from various funding sources, and is backed by strong relationships with the University of Georgia and Quality Chemical Laboratories. The company has achieved positive clinical outcomes and is in FDA discussions for Phase 3 trials, though results from clinical trials should not be interpreted as a guarantee of future regulatory approval or commercial success.

Advanced Phases of Testing

INNOVATIVE PANCYTOVIR™ DRUG

Pancytovir is currently in clinical testing. We believe it has shown great potential and with its unique mechanism of action could be **a key therapeutic drug to help millions.**

COVID-19 CLINICAL RESULTS

We conducted a phase 2 study on non-hospitalized patients with symptomatic, mild-to-moderate COVID-19. Patients were treated with PanCytoVir 500 mg, PanCytoVir 1000 mg, or placebo twice daily for 5 days. The PanCytoVir groups showed significantly shorter times to viral clearance and a higher percentage of patients were symptom-free by Day 10 compared to placebo. There were no serious adverse events, hospitalizations, or deaths reported.

Results from clinical trials are not indicative of future performance and do not guarantee regulatory approval or market success. The product has not been approved by the U.S. Food and Drug Administration (FDA) and is not available for sale. Any forward-looking statements regarding potential outcomes should not be construed as assurances of regulatory approval or commercial availability.

why invest

Enhance Global Healthcare



The Company's product is currently under development and has successfully completed Phase 2 clinical trials. It has not yet entered Phase 3 trials and is not available for sale or distribution. The product's safety and efficacy have not been fully evaluated by the U.S. Food and Drug Administration (FDA).

Join TrippBio as we aim to revolutionize antiviral treatments with our anticipated PanCytoVir™. Your investment will help us continue through our clinical trials, as we aim to bring affordable, safe solutions to combat respiratory illnesses like COVID-19, Influenza, and RSV.

We believe strong clinical outcomes will be an asset in addressing large unmet medical needs.

Invest today to be part of a pioneering biotech company dedicated to enhancing global healthcare.

ABOUT

HEADQUARTERS
**10752 Deerwood Park Blvd. Suite 100
Jacksonville, FL 32256**

WEBSITE
View Site ⬈

TrippBio is a pioneering biotech company dedicated to discovering, developing, and commercializing innovative antiviral treatments. Our anticipated flagship drug, PanCytoVir™, targets viral pathogens with high efficacy and low risk. The Company is in the pre-revenue stage. The Company's products are currently in development and are not available for sale.

TERMS

TrippBio

Overview

PRICE PER SHARE
$0.42

VALUATION
$24.82M

DEADLINE ⓘ
Nov. 13, 2024 at 1:47 AM UTC

FUNDING GOAL ⓘ
$15k - $618k

Breakdown

MIN INVESTMENT ⓘ
$250.32

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,999.76

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
35,714

MAX NUMBER OF SHARES OFFERED
1,471,428

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$337	$11,613
Cash & Cash Equivalents	$337	$11,613
Accounts Receivable	$0	$0
Short-Term Debt	$2,895,062	$2,192,532
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,377,605	-$1,587,708

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state

securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor in TrippBio, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 25% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $1,000+ and receive 5% bonus shares.

Tier 2 Perk

Invest $5,000+ and receive 7% bonus shares.

Tier 3 Perk

Invest $10,000+ and receive 10% bonus shares.

Tier 4 Perk

Invest $20,000+ and receive 15% bonus shares.

Tier 5 Perk

Invest $50,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TrippBio, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.42 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $42. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



SIGN
UP

SUBMIT
ORDER

FUNDS IN
TRANSIT

FUNDS
RECEIVED

FUNDS
INVESTED

WHY STARTENGINE?



REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!



SECURE
Your info is your info. We take pride in keeping it that way!



DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs



@ 2024 All Rights Reserved





Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center


Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to TrippBio, where science meets innovation to tackle some of the world's most challenging viruses. Over the next few minutes, we'll take you through our novel antiviral program and introduce you to the team making it all happen.

Let's break it down. A virus is like a tiny, invisible invader that can't survive independently. It needs to hijack your cells to multiply and spread. Once inside, it turns your cells into virus factories, pumping out more invaders that can infect others.

Fighting viruses isn't easy. Traditional treatments try to attack the virus directly, but because viruses aren't alive, this approach often falls short. Instead, what if we could stop the virus from using our cells in the first place?

Meet PanCytoVir, our novel antiviral. Though it is currently in clinical development, it is designed to block viruses from hijacking your cells, stopping them before they can spread. Whether it's COVID-19, the flu, or RSV, PanCytoVir works by keeping your cells safe and virus-free.

At TrippBio, we're led by some of the brightest minds in science. Dr. Ralph Tripp from the University of Georgia, a world-renowned virologist, has spent decades studying how to stop viruses from spreading. Alongside him, Dr. David Martin and Dr. Fred Sancilio bring unmatched experience in developing life-saving drugs. Together, they've created a treatment that could change the way we fight viruses.

We believe PanCytoVir has already shown incredible results. In a clinical trial with COVID-19 patients, those who took PanCytoVir cleared the virus much faster and were symptom-free sooner than those who took a placebo. But that's not all—based on our research, PanCytoVir also outperformed leading treatments for the flu and RSV in animal studies by showing greater reductions in lung concentrations of virus.

Even as we move beyond the peak of the COVID-19 pandemic, the need for effective treatments remains urgent. Last year alone, COVID-19 still claimed tens of thousands of lives in the U.S. while the flu continues to kill over 50,000 people annually. The market for better antiviral treatments is significant, and PanCytoVir is positioned to make a meaningful impact.

At TrippBio, we're more than just a company—we're a team on a mission to protect lives. We invite you to join us in bringing PanCytoVir to market and making a difference in the fight against viruses. Visit our website, learn more, and take the first step in supporting this groundbreaking work.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED
ARTICLES OF INCORPORATION
FOR
TRIPPBIO, INC.

As of September 20, 2024, the following Articles have been restated:
- *Corporate Address under Article 2 has been changed*
- *Paragraph 3 under Article 5 regarding the authorized number of shares of Common Stock and Series A Stock has been changed*
- *Article 14 – Address of Registered Agent has been changed*

WHEREAS, on May 1, 2020, Denovo Spinup Corporation (the "Corporation") was originally incorporated in the State of Florida; and

WHEREAS, on May 26, 2020, the Corporation changed its name to TrippBio, Inc. and amended and restated its Articles of Incorporation; and

WHEREAS, on November 22, 2022, the Corporation structured a 22/1 stock split and created a Second Amended and Restated Articles of Incorporation; and

WHEREAS, all duly required Director and Shareholder action was taken to amend and restate the Corporation's Articles of Incorporation, as described in ARTICLE 15, herein.

NOW, THEREFORE, for the reasons and purposes stated above, the Corporation hereby amends and restates its Articles of Incorporation, as follows:

ARTICLE 1
NAME

The name of the Corporation is TRIPPBIO, INC.

ARTICLE 2
OFFICE

The principal office and mailing address of the Corporation shall be 10151 Deerwood Park Blvd, Building 200, Suite 250, Jacksonville, FL 32256 or at such other place as may be subsequently designated by the Board of Directors. All books and records of the Corporation shall be kept at its principal office or at such other place as may be permitted by Florida law.

ARTICLE 3
PURPOSE

The purposes of the Corporation will be to engage in any lawful act or activity for which corporations may be organized under the Florida Business Corporation Act, Chapter 607, Florida Statutes (the "FBCA"), including any amendments thereto.

ARTICLE 4
POWERS

The Corporation shall have all of the common-law and statutory powers of a corporation for profit under the laws of Florida, except as expressly limited or restricted by the terms of these Articles or the Bylaws, and all of the powers and duties reasonably necessary to operate the Corporation pursuant to the Bylaws, as they may be amended from time to time.

ARTICLE 5
CAPITAL STOCK

Except as otherwise provided by law, authorized shares of capital stock of the Corporation, regardless of class or series, may be issued by the Corporation, from time to time in such amounts, for such lawful consideration and for such corporate purposes as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine. All capital stock when issued and fully paid for shall be deemed fully paid and non-assessable.

On October 26, 2022, the Board of Directors approved a Stock Split for all TrippBio shares issued prior to this date, and all option shares contracted prior to this date. The Stock will be split in a ratio of 22 new shares or option shares for each original share or option share. Prior to the split, there were 2,305,986 fully diluted shares, and after the split, this number increased to 50,731,692 fully diluted shares.

The aggregate number of shares of capital stock which the Corporation shall have the authority to issue is One Hundred Million (100,000,000) shares, consisting of (a) Ninety-Nine Million Five Hundred Thousand (99,500,000) shares of Common Stock, par value $0.001 per share (the "Common Stock") and (b) Five Hundred Thousand (500,000) shares of Series A Stock, par value $0.001 per share (the "Series A Stock").

A statement of the powers, privileges and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of stock of the Corporation, is as follows:

A.   Common Stock.

1.   General. All shares of Common Stock shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Series A Stock.

2.   Voting Rights. Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder's name on the books of the Corporation. Except as otherwise required by law or Section B of this Article 5 of these Amended and Restated Articles of Incorporation ("Articles of Incorporation") or any shareholders' agreement to which the Corporation and its shareholders may be a party ("Shareholders Agreement"), the holders of Common Stock and the holders of Series A Stock shall vote together as a single class on all matters submitted to shareholders for a vote (including any action by written consent), unless otherwise provided in the Shareholders' Agreement.

3.   Dividends. Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

4.   Liquidation. Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provisions for payment of all debts and liabilities of the Corporation and all preferential amounts to which the holders of the Series A Stock are entitled with respect to the distribution of assets in liquidation, the holders of Common Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution.

B. **Series A Stock**. The Series A Preferred Stock shall have the following designations, powers, privileges, rights, qualifications, limitations and restrictions:

1. Voting Rights. Each holder of record of a share of Series A Preferred Stock shall be entitled to two hundred twenty-seven (227) votes for each share of Series A Preferred Stock standing in such holder's name on the books of the Corporation, and such votes may be cast by a holder of Series A Preferred Stock on each matter submitted to the Corporation's shareholders with respect to:

(a) The approval of a Change of Control Transaction. "Change of Control Transaction" means the occurrence of any of (a) an acquisition by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Corporation, by contract or otherwise) of in excess of 50% of the voting power of capital stock of the Corporation, (b) the Corporation merges into or consolidates with any other Person, or any Person merges into or consolidates with the Corporation and, after giving effect to such transaction, the stockholders of the Corporation immediately prior to such transaction own less than 50% of the aggregate voting power of the Corporation or the successor entity of such transaction, (c) the Corporation sells or transfers all or substantially all of its assets to another Person, or (d) the consummation of a merger, consolidation, amalgamation, business combination, share exchange, reorganization or similar transaction involving the Corporation pursuant to which the shareholders of the Corporation immediately prior to the consummation of such transaction will own, directly or indirectly, less than a majority of the voting securities in the entity surviving such transaction, or (e) the execution by the Corporation of an agreement to which the Corporation is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

(b) Any amendment, alteration or repeal of any provision of the Corporation's Articles or Bylaws that alters or changes the rights, preferences or privileges of the Series A Preferred stock.

(c) The issuance of any new class or series of voting stock or any other securities convertible into voting stock of the Corporation that alters or changes the rights, preferences or privileges of the Series A Preferred stock.

2. Board Seats. A majority of the holders of Series A Stock shall at all times be entitled

to appoint one (1) member to the Board of the Corporation and appoint one (1) independent shareholder to be a member of the Board of the Corporation.

3.   Identical Rights. Other than the voting rights as set forth in this Section 3, Series A Preferred Stock shall have the same dividend, liquidation and other rights as that of the holders of the Common Stock.

ARTICLE 6
TERM OF EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE 7
INDEMNIFICATION

7.1   Personal Liability. The personal liability of the Directors of the Corporation is hereby eliminated to the fullest extent permitted under the Laws of Florida, as the same may be amended and supplemented. Without limiting the generality of the foregoing, no Director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages (including, without limitation, any judgment, amount paid in settlement, fine, penalty, punitive damages, or expense of any nature including attorney's fees) for breach of any duty as a Director, except for liability: (i) for any breach of the Director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Florida Statute §607.0831 or as provided in §607.0850, or (iv) for any transaction from which the Director derived an improper personal benefit either directly or indirectly. No amendment to or repeal of this Article 7 shall apply to, or have any effect on, the liability or alleged liability of any Director of the Corporation on, for or with respect to any acts or omissions of such Director occurring prior to the effective date of such amendment or repeal.

7.2   Indemnification. The Corporation shall, to the fullest extent permitted by the provisions of Florida Statutes §607.0831 and §607.0850, as the same may be amended and supplemented, indemnify Directors and Officers from and against any and all of the expenses, liabilities, or other matters referred to in, or covered by, said sections, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director or Officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

7.3   Amendment. No amendment, modification or repeal of this Article 7 shall adversely affect any right or protection of a Director or Officer that exists at the time of such amendment, modification or repeal.

ARTICLE 8
OFFICERS

The day to day affairs of the Corporation shall be administered by the Officers holding the offices designated in the Bylaws. The Officers shall be elected by the Board of Directors of the Corporation following the annual meeting of the shareholders of the Corporation and shall serve at the pleasure of the Board of Directors. The Bylaws may provide for the removal from office of Officers, for filling vacancies and for the duties and qualifications of the Officers.

ARTICLE 9
CALL OF SPECIAL SHAREHOLDERS MEETING

Except as otherwise required by applicable law, the Corporation shall not be required to hold a special meeting of shareholders of the Corporation unless (in addition to any other requirements of applicable law) (i) the holders of not less than one-third (33.333%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation's secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held; or (ii) the meeting is called by (a) the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, (b) the Corporation's Chairman of the Board of Directors or Chief Executive Officer or (c) the Corporation's Secretary upon the written request of three or more members of the Board of Directors. Only business within the purpose or purposes described in the special meeting notice required by Section 607.0705 of the Florida Business Corporation Act may be conducted at a special shareholders' meeting.

ARTICLE 10
SHAREHOLDER ACTION BY WRITTEN CONSENT

Any action required or permitted to be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote if such action is taken by the written consent of the holders of the outstanding shares of capital stock of the Corporation entitled to vote on such matter having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted. In order to be effective, the action must be evidenced by one or more written consents describing the action to be taken, dated and signed by approving shareholders having the requisite number of votes entitled to vote thereon, and delivered to the Secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of the Corporation are recorded. Within ten (10) days after obtaining such authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action, which notice shall comply with the provisions of the FBCA.

ARTICLE 11
DIRECTORS AND INCORPORATORS

11.1   Number and Qualification. The property, business and affairs of the Corporation shall be managed by a board consisting of the number of Directors determined in the manner provided by the Bylaws, but which shall consist at any time of not less than two (2) nor more than seven (7). The terms of the members of the Board of Directors are to be staggered so that approximately one third of the Directors will be up for election in any given year. Any expansion of the Board of Directors shall maintain same approximate ratio of staggered terms for the new Board members.

11.2   Duties and Powers. All of the duties and powers of the Corporation shall be exercised exclusively by the Board of Directors, its Officers, agents, contractors or employees.

11.3   Election; Removal. Directors of the Corporation shall be elected at the annual meeting of the Shareholders in the manner determined by, and subject to the qualifications set forth, in the Bylaws. Directors may be removed and vacancies on the Board of Directors shall be filled in the manner provided by the Bylaws; [provided, however, that the two Directors elected by the Series A Stockholders may only be removed by a Majority Vote of the Series A Stockholders]. Elections of Directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.

11.4   Standards. Each Director shall discharge his or her duties as a Director, including any duties as a member of a Committee: in good faith; with the care an ordinary prudent person in a like position would exercise under similar circumstances; and in a manner reasonably believed to be in the best interests of the Corporation. Unless a Director has knowledge concerning a matter in question that makes reliance unwarranted, a Director, in discharging his or her duties, may rely on information, opinions, reports or statements, including financial statements and other data, if prepared or presented by: one or more Officers or employees of the Corporation whom the Director reasonably believes to be reliable and competent in the matters presented; legal counsel, public accountants or other persons as to matters the Director reasonably believes are within the person's professional or expert competence; or a Committee of which the Director is not a member if the Director reasonably believes the Committee merits confidence. A Director shall not be liable for any action taken as a Director, or any failure to take action, if he or she performed the duties of the office in compliance with the foregoing standards.

11.5   Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if a consent or consents in writing setting forth the action so taken, shall be signed by members of the Board of Directors representing not less than the minimum number of members of the Board of Directors that would be necessary to authorize or take such action at a meeting at which all members of the Board of Directors were present and such writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

11.6 <u>Current Officers and Directors</u>. The names and addresses of the current officers and members of the Board of Directors who shall hold office, for the terms indicated, until their successors are elected and have taken office, as provided in the Bylaws, are as follows:

<u>NAME</u>

William D. Meadow,
Chairman of the Board of Directors
Initial Term: 3 years

Richard S. Still,
Secretary and Treasurer
Member of the Board of Directors
Initial Term: 3 years

David Martin
Member of the Board of Directors
Initial Term: 3 years

Fred Sancilio
Member of the Board of Directors
Initial Term: 3 years

ARTICLE 12
BYLAWS

The Bylaws of the Corporation shall be adopted by the Board of Directors and may be altered, amended or rescinded in the manner provided in the Bylaws.

ARTICLE 13
AMENDMENT OF ARTICLES

Unless otherwise provided in these Articles of Incorporation, or in an agreement between the Corporation and the Shareholders, the Corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation, or any amendment thereto, in the manner provided in the FBCA, and any right conferred upon the shareholders is expressly subject to this reservation.

ARTICLE 14
ADDRESS AND NAME OF REGISTERED AGENT

The name of the Corporation's initial registered agent shall be Richard S. Still and the initial registered agent's address shall be 10151 Deerwood Park Blvd, Building 200, Suite 250, Jacksonville, FL 32256.

ARTICLE 15
AMENDMENT AND RESTATEMENT

These Third Amended and Restated Articles of Incorporation have been duly authorized and directed by unanimous consent of the Board of Directors of the Corporation on September 20, 2024. Such Third Amended and Restated Articles of Incorporation supersede the Second Amended and Restated Articles of Incorporation of the Corporation and all amendments to them.

IN WITNESS WHEREOF, these Third Amended and Restated Articles of Incorporation have been signed by the Chairman of the Corporation this 20nd day of September, 2024, and affirm that the statements made herein are true under the penalties of perjury.

_____

William Meadow, Chairman

CERTIFICATE OF ACCEPTANCE BY
REGISTERED AGENT

Pursuant to the provisions of Section 607.0501 of the Florida Business Corporation Act, the undersigned submits the following statement in accepting the designation as registered agent and registered office of TrippBio, Inc. (f/k/a Denovo Spinup Corporation), a Florida corporation (the "Corporation"), in the Corporation's Amended and Restated Articles of Incorporation:

Having been named as registered agent and to accept service of process for the Corporation at the registered office designated in the Corporation's Amended and Restated Articles of Incorporation, the undersigned accepts the appointment as registered agent and agrees to act in this capacity. The undersigned further agrees to comply with the provisions of all statutes relating to the proper and complete performance of its duties, and the undersigned is familiar with and accepts the obligations of its position as registered agent.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 20th day of September, 2024.

_____
Richard S. Still